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                                                                    EXHIBIT 99.1

[VIVENDI LOGO]



         VIVENDI UNIVERSAL OFFERS DETAILS OF DELEVERAGING AND LIQUIDITY

PARIS, JUNE 26, 2002 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] today announced the following details with regard to deleveraging and liquidity:

I. CHANGE IN DEBT SITUATION

         1)       According to the U.S. definition of net debt (gross debt less cash), Vivendi Universal's net debt (excluding Vivendi Environnement) fell from around E19 billion at December 31, 2001, to approximately E17 billion at March 31, 2002, (and from E14.6 billion to E12.8 billion under French GAAP). The main factors that will impact debt under U.S. practices in the second quarter were or will be:

         CASH INFLOWS:

         - the proceeds from the sale of the BtoB and Health activities of the publishing division (VUP) for nearly E1 billion, scheduled for the end of June,

         - the proceeds from the disposal of the Canal+ Nordic satellite platform for E270 million

         CASH OUTFLOWS:

         - the Vivendi Universal dividend payment in May, for E1.05 billion,

         - the payment in May of the cash portion of the USAi transaction, for E1.8 billion

         Furthermore, the restructuring of Vivendi Environnement's equity brought Vivendi Universal E1.5 billion in cash in the second quarter and will reduce net debt by the same amount at December 31, 2002. The disposal of certain real estate assets for E120 million, committed in May, will reduce debt in the third quarter.

         The total value of the disposals carried out or definitively entered into during the first half of 2002 represents more than E6 billion in cash (sale of treasury stock for E3.3 billion, B2B assets for E0.9 billion, Canal+ Nordic for E0.27 billion, real property assets for approximately E0.1 billion and proceeds from Vivendi Environnement of E1.5 billion). VU's financial risk was reduced by an additional E2.5 billion when the BskyB transaction was unwound.

         2) By December 31, 2002, and with the current shareholder structure of Cegetel still in place, Vivendi Universal is lowering its net debt target to below E15 billion (in accordance with current U.S. accounting principles), corresponding to a net reduction of over E4 billion since the beginning of the year. This target represents a ratio of debt-to-estimated 2002 EBITDA of below 2.5 times, including Cegetel and Maroc Telecom, as is required by both U.S. and French accounting standards. Using "proportional" levels of estimated 2002 EBITDA and debt adjusted for the minority interests of Telecoms, the debt target ratio is around 3 times EBITDA.

         This new debt target, which is lower than that so far announced, has been made possible by the rapid progress made in the debt reduction plan during the first half of the year.
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         3) In addition to transactions already finalized and its operating free cash flow, the company expects to meet its debt target by continuing to dispose of non-core assets. Certain disposals are already under way and proceeds from them, if they are all consummated before December 31, 2002, are expected to be well in excess of the amount required to meet the year-end debt target.

         4) About half of Vivendi Universal's debt is in the form of securities, and the other half is in bank loans. Around 60% is in euros and 40% in dollars. The company's aim is to extend the average length of its debt, firstly by reducing it and allocating income from disposals to short-term debt repayment, and then by replacing the remaining short-term debt by medium- to long-term debt.

         As a first step, carried out at the beginning of 2002, Vivendi Universal replaced E3 billion of short-term debt with a five-year syndicated loan at a spread of 47.5 basis points over EURIBOR. Vivendi Universal is planning a E1 - 2 billion bond issue during the year to replace short-term debt.

II. CASH SITUATION

1) At this point in time, Vivendi Universal has available around E3.3 billion in unused credit lines. This is available to back up its commercial paper outstanding of nearly E1 billion.

         The cash situation has greatly improved since the beginning of the year. However, it should be emphasized that, even while waiting to collect the remaining proceeds from the sale of Seagram's spirits and wine business in the fourth quarter of 2001, Vivendi Universal regularly maintained an amount of unused credit lines above the value of its commercial paper.

         Owing to its strong free cash flow, combined with the execution of the disposals program and potential bond issues, Vivendi Universal is confident of its capacity to meet its anticipated obligations over the next 12 months. In particular:

                  a. The sale of 15.6% of VE (for E1.5 billion) and the other planned disposals are expected to more than cover Vivendi Universal's anticipated commitments over the coming months, which include:

                           - Making available to Cegetel cash to enable the company to buy Telecom Developpement
                                    (TD) if Societe Nationale des Chemins de Fer
                                    Francais (SNCF) decides to exercise its put option during the summer;

                           - The cost in cash of paying for put options to VU relating to 15 million shares. Spread over the next seven months, this cost represents an amount at each payment date equal to the difference between the share price the day when the options are exercised and their average strike price of E69;

                           - The cost of the price guarantee given by Seagram on Rondor, in the amount of $230 million to be paid in March 2003.

                  b. The VUE bridge loan put in place at the beginning of 2002 is expected to be refinanced by a VUE bond issue, and E1.7 billion in repayments of bank loans with maturities of less than 12 months are expected to be consolidated and/or refinanced by a planned VU bond issue.
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                  c.       When the time comes, the company will decide on how
                           to maintain the 2006 due date of the issue of bonds convertible into VE shares, which has an early redemption option for March 2003 for holders willing to relinquish the bond's option value.

2) Furthermore, since the beginning of the year, Vivendi Universal has renegotiated a number of bank clauses, in particular those that placed it in the situation of certain loans being called if its credit ratings fell below BBB- /Baa3. These clauses originally involved E5.5 billion in debt, and now apply to less than E170 million. The renegotiations have led to a reduction in the average length of financing for marginal amounts of around E200 million. The cost of these unused back-up lines has increased by 110 basis points, only if used, depending on the amount drawn. Following the renegotiations, Standard & Poor's removed Vivendi Universal from its list of companies exposed to rating triggers.

         The financial undertakings made by the company in the back-up lines are the same as those made for the five-year syndicated loan of E3 billion. Vivendi Universal is projecting for June 30 and December 31 that its financial ratios will meet or exceed the ratios required in these contracts.

IMPORTANT DISCLAIMERS:

This announcement is not an offer for sale in the United States. The securities have not been registered under the Securities Act of 1933 (the"Act") and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Act and applicable state securities laws.

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed sales and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to finalize the proposed transactions; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.

                                       ###

CONTACTS:


MEDIA                                                INVESTOR RELATIONS
PARIS                                                PARIS

Antoine Lefort                                       Laura Martin
+33 (1).71.71.1180                                   +33 (1).71.71.1084 or
                                                     917.378.5105

Alain Delrieu                                        Laurence Daniel
+33 (1).71.71.1086                                   +33 (1).71.71.1233

NEW YORK                                             NEW YORK

Anita Larsen                                         Eileen McLaughlin
+(1) 212.572.1118                                    +(1) 212.572.8961

Mia Carbonell
+(1) 212.572.7556